October 15, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Elventix Technology Corporation

Amendment No. 1 to Registration Statement on Form S-1 Filed September 18, 2025

File No. 333-289122

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated September 29, 2025 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tallis Mateus Da Silva, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-289122) that was initially submitted to the Commission on 18th of September (the “Amendment No. 1”). The Company is submitting Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Risk Factors

We are solely dependent upon the funds to be raised in this offering..., page 11

1. We note your response to prior comment 20. You continue to state here that the estimated cost of this registration statement will be paid from offering proceeds, while in another risk factor on page 18 you state you will utilize funds from your CEO and directors to pay such expenses, and on page 63 you state some expenses may be paid from the offering proceeds, but the majority have been and are expected to be funded from existing funds provided by the director. Please revise to reconcile these inconsistencies. To the extent such expenses will be paid (or repaid) out of the proceeds of this offering, ensure your disclosures throughout reflect proceeds, net of such expenses.

RESPONSE: We respectfully acknowledge the Staff’s comment. We have revised the disclosure throughout the prospectus, including on pages 11, 18, and 77, to ensure consistency regarding the estimated cost of this registration statement and the source of payment. The estimated total cost is approximately $12,000. As of the date of this prospectus, $6,020 of such expenses have already been incurred and funded by advances from our President and Director, Tallis Mateus Da Silva. The remaining estimated expenses are also expected to be funded by Mr. Da Silva. While some expenses may be paid from the offering proceeds, the majority have been and are expected to be funded from existing funds provided by the Director. All related disclosures have been updated to consistently reflect that proceeds are presented net of such expenses.

Dilution, page 23

2. We note there continues to be numerous errors in your revised dilution disclosures in response to prior comment 8. Please address the following:

  Revise your discussion of net tangible book value in the introductory paragraphs to state that net tangible book value is the amount that results from subtracting total liabilities from total tangible assets.
  Revise the introductory paragraph to refer to the correct net tangible book value amount at May 31, 2025 of ($208,237).
  Revise to include the correct amount of post offering net tangible book value in the table under the 20%, 50% and 75% scenarios. In this regard, your current disclosure ($208,237) refers to the net tangible book value before offering.
  Ensure the percentage dilution noted under the 20%, 50% and 75% scenarios reflects the dilution per share to new investors as a percentage of the offering price.
  Revise the amount of anticipated net proceeds line item under the 20%, 50% and 75% scenarios, as your current reference to $0 is not correct.
  Ensure the percentage of both purchasers and existing shareholders totals 100%.

RESPONSE: We have revised the “Dilution” section in response to the Staff’s comment and updated to August 31, 2025 data. The introductory paragraph has been updated to clarify that net tangible book value represents the amount of total tangible assets less total liabilities, and to reflect the correct net tangible book value. The post-offering net tangible book value per share remains negative; however, the formula Offering price per share – Post-offering net tangible book value per share continues to apply. Mathematically, a negative net tangible book value increases the amount of dilution per share, as subtracting a negative figure results in a higher difference between the offering price per share and the adjusted net tangible book value per share. Accordingly, the Company has retained the negative amount in the calculation to accurately reflect the resulting dilution to new investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 25

3. We note your response to prior comment 9. Please expand your disclosure to distinguish how each level and use of proceeds will achieve specific services and key features and functionalities described in the description of your business.

RESPONSE: We respectfully acknowledge the Staff’s comment. We have expanded the disclosure in the “Plan of Operations” section on page 24 to provide a detailed description of how the use of proceeds at each level of shares sold is expected to achieve the specific services, key features, and functionalities described in the “Description of Business” section.

Specifically, for each category of expenditure — including Application Enhancement and Deployment, AI Integration, Partnerships and Collaborations, and Marketing Campaigns — we have clarified the outcomes and platform functionalities that will be developed at each funding level (20%, 50%, 75%, 100% of shares sold). Each level of investment explicitly ties proceeds to the development and expansion of the platform’s core functionalities, including user account creation, personalized content recommendations, advanced search and filtering, automated news summarization, multilingual interface, content distribution, API integration, and user engagement features.

These revisions are intended to provide a clear and consistent link between the planned use of proceeds and the services and key features outlined in the Description of Business section.

Liquidity and Capital Resources, page 26

  We note your response to prior comment 10 and your revised disclosures regarding the amended loan agreement with your CEO. Please further revise to disclose the terms of the promissory note payable issued in exchange for the Smarterest app. Also, revise to clarify whether you intend to use any proceeds from this offering to repay the loan with your CEO. In addition, revise your risk factor on page 10 to include a discussion of the amended loan agreement.

RESPONSE: We respectfully acknowledge the Staff’s comment. We have further revised the disclosure in the Prospectus to provide additional clarity regarding the promissory note issued in exchange for the Smarterest application.

Specifically, we have updated the “Liquidity and Capital Resources” section to include the material terms of the promissory note:

In addition, we have updated the risk factor on page 10 to include a discussion of the amended loan agreement and the promissory note, clarifying the source of funds for repayment and potential impacts on the Company’s liquidity.

These revisions reconcile prior disclosures and provide transparent information regarding the terms of the note and the Company’s intended funding sources.

  We note your response to prior comment 11. Please disclose with specificity the level of your proposed operations you could achieve after paying expenses.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 28 regarding the level of operations the Company could achieve after paying projected expenses.

Description of Business Future Plans, page 34

6. Please expand your disclosure to clarify the costs accompanying each proposed step of your future plan.

RESPONSE: We respectfully acknowledge the Staff’s comment. We have expanded the disclosure in the “Future Plans” section to clarify the costs associated with each proposed step of our plans.

Report of Independent Registered Public Accounting Firm, page F-1

7. We note subsequent events have been updated through September 18, 2025. In addition, Note 3 has been revised to include information about your promissory note payable and Note 5 has been updated to discuss the amendment to the related party loan that occurred subsequent to year end. Please request your auditors to dual-date their report for these events. Refer to AS 3110.05.

RESPONSE: We acknowledge the Staff’s comment and have revised the auditor’s report accordingly. The auditor’s opinion has been dual-dated to reflect subsequent events that occurred after year end and were disclosed in the financial statements through September 18, 2025, in accordance with PCAOB Auditing Standard (AS) 3110.05.

Thank you.

Elventix Technology Corp.
By:	/s/	Tallis Mateus Da Silva
	Name:	Tallis Mateus Da Silva
	Title:	President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)